Filed Pursuant to Rule 433

Registration Statement No. 333-259782

Pricing Term Sheet

September 8, 2022

Analog Devices, Inc.

$300,000,000 4.250% Senior Notes due 2032

This pricing term sheet, dated September 8, 2022 (this “Pricing Term Sheet”), should be read together with the preliminary prospectus supplement, dated September 8, 2022 (the “Preliminary Prospectus Supplement”), of Analog Devices, Inc. (the “Issuer”) The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement. Capitalized terms used but not defined in this Pricing Term Sheet shall have the meanings ascribed to them in the Preliminary Prospectus Supplement.

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$300,000,000 4.250% Senior Notes due 2032

Issuer:	Analog Devices, Inc.

Security:	4.250% Senior Notes due 2032 (the “Notes”)

Format:	SEC Registered

Maturity Date:	October 1, 2032 (10y)

Aggregate Principal Amount:	$300,000,000

Coupon:	4.250%

Price to Public (Issue Price):	99.360% of the principal amount

Pricing Benchmark Treasury:	UST 2.75% due August 15, 2032

Benchmark Treasury Price and Yield:	95-20; 3.269%

Spread to Benchmark Treasury:	106 basis points

Re-Offer Yield:	4.329%

Interest Payment Dates:	Semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2023

Optional Redemption:

Prior to July 1, 2032 (the date that is three months prior to maturity date of the 2032 Notes) (the “Par Call Date”), the Company may redeem the 2032 Notes at the Company’s option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

CUSIP / ISIN:	032654AY1 / US032654AY10

Sole Book-Running Manager:	SMBC Nikko Securities America, Inc.

Co-Managers:	Academy Securities, Inc. Roberts & Ryan Investments, Inc. Siebert Williams Shank & Co., LLC

Expected Ratings*:	Moody’s: A3 S&P: A-

Trade Date:	September 8, 2022

Settlement Date (T + 5):	September 15, 2022; under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes offered hereby before the second business day prior to the Settlement Date will be required, by virtue of the fact that such notes initially will settle on a delayed basis, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.

Denominations:	$2,000 x $1,000

*

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. Each rating of the notes should be evaluated independently of any other rating and of similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The Issuer has filed a Registration Statement (including a prospectus) and the Preliminary Prospectus Supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that Registration Statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request it by calling SMBC Nikko Securities America, Inc. at 1-888-868-6856.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.